.
EXHIBIT 99.1

RUBICON MINERALS CORPORATION

Condensed Consolidated Interim Financial Statements

(Stated in Canadian Dollars)

First Quarter Ended March 31, 2015

(Unaudited)

44 Victoria Street, Suite 400, Toronto Ontario M5C 1Y2
Tel: 416-766-2804   Toll free: 1-866-365-4706   Fax:  604-623-3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets (Unaudited)
(in Canadian dollars, in thousands)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents (note 5)	$57,944	$120,164
Marketable securities (note 6)	-	825
Accounts receivable	3,022	2,476
Prepaid expenses and supplier advances	1,386	997
Inventories (note 7)	1,677	-
	64,029	124,462
Restricted cash and deposits (note 8)	11,541	3,461
Property, plant and equipment (note 9)	199,865	165,491
Exploration and evaluation assets (note 10)	420,873	390,685
	$696,308	$684,099

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 11)	$36,734	$41,011
Current portion of finance lease obligation (note 12)	876	682
	37,610	41,693

Non-current liabilities
Finance lease obligation (note 12)	3,532	2,889
Gold stream facility (note 13)	96,716	72,937
Provision for closure and reclamation (note 14)	2,404	2,263
	140,262	119,782

Equity
Share capital (note 15)	629,931	629,806
Contributed surplus (note 15)	39,718	27,512
Warrant reserve (note 15)	-	11,097
Accumulated other comprehensive income	-	129
Deficit	(113,603)	(104,227)
	556,046	564,317
	$696,308	$684,099

The accompanying notes are an integral part of these consolidated financial statements.

Commitments and Contingency (note 19)
Subsequent Events (note 20)

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss (Unaudited)
(in Canadian Dollars, in thousands except for share data)

	For the three months ended March 31
	2015	2014

Expenses
Consulting and professional fees (note 16)	$254	$2,538
Depreciation	12	21
General and administrative (note 17)	607	440
Investor Relations (note 18)	135	138
Salaries and Benefits	1,732	1,288
Share based compensation (note 15)	987	210
Loss before other items	(3,727)	(4,635)
Interest and other income	133	235
Foreign exchange losses	(4,485)	(20)
Option payments received in excess of property costs	10	68
Impairment loss on marketable securities	(86)	~~-~~
Loss on sale of investments	(24)	~~-~~
Other fair value adjustment on gold stream facility (note 13)	(1,197)	19
Loss before income taxes	(9,376)	(4,333)
Deferred income tax recovery	-	25
Net loss for the period	$(9,376)	$(4,308)

Other comprehensive income (loss), that may be reclassified subsequently to net income, net of tax
Fair value adjustment on available for sale financial instruments (net of tax):
Marketable securities and other investments	(239)	266
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	110	-
Other comprehensive income (loss) for the year	(129)	266
Comprehensive loss	$(9,505)	$(4,042)
Basic and diluted loss per common share	$(0.03)	$(0.01)
Weighted average number of common shares outstanding	370,540,373	304,497,547

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
(in Canadian dollars, in thousands except for share data)

	Number of Shares	Share Capital	Contributed Surplus	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2014	288,814,103	$523,043	$25,377	$-	$(115)	$(93,072)	$455,233
Public offering	74,290,000	103,261	-	11,889	-	-	115,150
Public offering – unit issuance costs	-	(6,880)	-	(792)	-	-	(7,672)
Share-based payments – administration	-	-	205	-	-	-	205
Share-based payments – property	-	-	35	-	-	-	35
Shares issued to settle obligation	-	-	143	-	-	-	143
Unrealized gain on available-for-sale investments	-	-	-	-	266	-	266
Net loss for the period	-	-	-	-	-	(4,308)	(4,308)
March 31, 2014	363,104,103	$619,424	$25,760	$11,097	$151	$(97,380)	$559,052

	Number of Shares	Share Capital	Contributed Surplus	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2015	370,539,244	$629,806	$27,512	$11,097	$129	$(104,227)	$564,317
Share-based payments – administration	-	-	639	-	-	-	639
Share-based payments – property	-	-	45	-	-	-	45
Shares issued to settle obligation	101,626	125	425	-	-	-	550
Unrealized loss on available-for-sale investmernts	-	-	-	-	(239)	-	(239)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	-	-	-	-	110	-	110
Value of expired warrants transferred to contributed surplus	-	-	11,097	(11,097)	-	-	-
Net loss for the period	-	-	-	-	-	(9,376)	(9,376)
March 31, 2015	370,640,870	$629,931	$39,718	$-	$-	$(113,603)	$556,046

The accompanying notes are an integral part of these consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
(in Canadian Dollars, in thousands)

	For the three months ended March 31
	2015	2014
Operating activities
Net loss for the year	$(9,376)	$(4,308)
Items not involving cash:
Accretion	8	17
Depreciation	12	21
Impairment loss on marketable securities	86	-
Share-based compensation	987	210
Option receipts	(39)	(60)
Interest and other income	(141)	(252)
Loss on sale of investments	24	-
Deferred income tax	-	(25)
Unrealized foreign exchange loss (gain)	4,442	(26)
Fair value adjustment on gold stream facility	1,197	(19)
Changes in non-cash working capital:
Accounts receivable and other current assets	(2,094)	31
Accounts payable and accrued liabilities	(8,855)	3,370
Interest paid	(75)	-
Interest received	216	323
Net cash used in operating activities	(13,608)	(718)
Investing activities
Temporary investments	-	10,000
Expenditures on exploration and evaluation	(30,607)	(16,427)
Expenditures on property, plant and equipment	(28,513)	(5,891)
Proceeds on sale of marketable securities	624	-
Restricted cash	(8,080)	4,206
Net cash used in investing activities	(66,576)	(8,112)
Financing activities
Issuance of units, net of issue costs	-	107,478
Issuance of common shares, net of issue costs	-	-
Proceeds from gold stream facility	15,767	33,286
Repayment of finance lease obligation	(177)	(64)
Net cash from financing activities	15,590	140,700

Effect of exchange rate changes on cash and cash equivalents	2,374	(101)
Increase (decrease) in cash and cash equivalents	(62,220)	131,769
Cash and cash equivalents, beginning of the period	120,164	67,828
Cash and cash equivalents, end of the period	$57,944	$199,597

See Supplemental cash flow and non-cash activities (note 5)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

1.	NATURE OF OPERATIONS

Rubicon Minerals Corporation (the “Company”) has been primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at 44 Victoria Street, Suite 400, Toronto, Ontario M5C 1Y2.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory, or other constraints which may hinder the successful operation and expansion of its properties, obtaining financing to complete exploration and development, and upon future profitable production or proceeds from disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Accordingly, these interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2014 except as noted below and may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2014 financial statements. These financial statements were authorized for issuance by the Audit Committee on behalf of the Board of Directors on May 7, 2015.

Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation

b)	Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, and other than as described below in impairment of non-current non-financial assets and financial liabilities at fair value through profit and loss, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Company’s assets and liabilities as recorded at March 31, 2015.

The most significant judgments and estimates made by management in preparing the Company’s consolidated financial statements are described as follows:

Impairment of non-current non-financial assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

At each reporting period, management reviews property plant and equipment, and exploration and evaluation assets for indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, using a post-tax discount rate. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal, using a pre-tax discount rate.

If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

At March 31, 2015 the Company’s market capitalization was below the carrying amount of the Company’s net assets.  Combined with the volatile gold price, escalating costs in the industry and the Company’s depressed share price, management determined that impairment was indicated and an impairment assessment for the Phoenix Gold Project was completed including an estimate of the project’s fair value less costs to sell.

Key assumptions incorporated in the impairment model included the following:

Long term gold price: US$1,274/oz.
Life of Mine gold head grade: 8.06 grams/tonne
Life of Mine average operating costs: $154/tonne mineralized material milled
Canadian / US dollar exchange rate: $1.15
Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
Discount rate: 5%

Management’s impairment assessment did not result in the identification of an impairment loss as of March 31, 2015.  Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade and estimated operating costs that differ from current projections, along with increases to estimated capital costs may trigger an impairment that could be material.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

Financial liabilities at fair value through profit and loss

As discussed in note 13 Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold Inc. and its subsidiary (“Royal Gold”) on February 10, 2014. The Company reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	New accounting policies

Long-Term Incentive Plan

In the first quarter of 2015 the Company established a Long-Term Incentive Plan consisting of Restricted Share Units and Performance Share Units for directors and certain employees of the Company.

Each restricted share unit (“RSU”) has the same value as one Common Share of the Company at the prevailing market price on the TSX.  The RSUs vest one-third on the first, second and third anniversary of the grant date and are settled only in cash.  A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement.  The liability is recognized on a graded vesting basis over the vesting period, with a corresponding charge to compensation expense.

Each performance share unit (“PSU”) has the same value as one Common Share of the Company at the prevailing market price on the TSX.  The PSUs vest based on the Company achieving certain performance targets over a three year period and are settled only in cash.  A liability for PSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement.  The liability is recognized on a graded vesting basis over the vesting period, with a corresponding charge to compensation expense.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Production Inventories

Mineralized material in stockpile inventory is valued at the lower of cost and net realizable value.  Cost is determined on a weighted average basis and includes all expenditures directly attributable to mineral extraction and processing.

Net realizable value is determined with reference to relevant market prices, less estimated applicable costs of completion.

(b) New standards and interpretations not yet adopted

IFRS 15, “Revenue from Contracts with Customers”

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

IFRS 9, “Financial Instruments”

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the classification and measurement of financial assets. It also introduces a new expected credit loss model for calculating impairment for financial assets. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

4.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial assets recognized at fair value consist of marketable securities having a fair value of $nil (December 31, 2014 - $825) and were measured in accordance with Level 1 of the above hierarchy.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

4.	FINANCIAL INSTRUMENTS (continued)

The Company’s financial liabilities recognized at fair value through profit and loss consist of the Gold Stream Facility having a fair value of $96,716 (December 31, 2014 - $72,937) and was measured in accordance with Level 3 of the above hierarchy. The Gold Stream Facility is fair valued using a discounted cash flow approach, which discounts the estimated contractual cash flows using discount rates derived from observable market prices and management estimates.

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash and cash equivalents amounting to approximately $57,944 (December 31, 2014 - $120,164).  These cash and cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

In the past the Company also had exposure on temporary investments. These investments included a promissory note issued by the BC government and bank investment certificates guaranteed by major Canadian banks or by a provincial government.

As the Company’s policy is to limit excess cash investments to deposits or investments with or guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at March 31, 2015 amounted to $18 (December 31, 2014 - $3).

Liquidity Risk

The Company’s liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments and finance lease obligations.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates may have an effect on future cash flows associated with the Company’s US dollar denominated cash balances and financial instruments. Fluctuations in the CAD/USD exchange rate may result in a decrease or increase in foreign exchange income or expense. As at March 31, 2015, the foreign exchange risk related to the US dollar denominated Gold Stream Facility was partially offset by the US dollar denominated cash balance.

A change in the CAD/USD exchange rate of 1.0% on the March 31, 2015 US dollar denominated Gold Streaming Facility and US dollar denominated cash balances, would result in a change to net loss of approximately $758.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents.  The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0%, on the March 31, 2015 balance of cash and cash equivalents and temporary investments, over a year, would result in a change to net loss of approximately $575.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

5.	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	March 31 2015	December 31 2014
Cash	$16,079	$8,850
Government of Canada treasury bills, provincial government promissory notes, and bank guaranteed investment certificates on high interest savings accounts.	41,865	111,314
	$57,944	$120,164

The Company has excluded from net cash from (used in) investing activities for the three months ended March 31, 2015, changes in accounts payable relating to exploration and evaluation expenditures of $1,656 (March 31, 2014 – $1,617) and property, plant and equipment expenditures of $2,656 (March 31, 2014 – $1,113). Other non-cash items excluded from net cash from (used in) investing activities for the three months ended March 31, 2015 includes $45 (March 31, 2014 – $35) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $702 (March 31, 2014 – $406) recorded in exploration and evaluation expenditures for depreciation.

6.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value at March 31, 2015 of $nil (December 31, 2014 - $825).  Market values were based on quoted prices in an active market.

7.	INVENTORIES

Inventories as at March 31, 2015 of $1,677 (December 31, 2014 – $nil) consist primarily of mineralized material in stockpiles.

8.	RESTRICTED CASH AND DEPOSITS

Restricted cash of $388 at March 31, 2015 (December 31, 2014 - $58) consists of GICs deposited as security for a letter of credit relating to other credit facilities.

Restricted deposits of $11,153 (December 31, 2014 - $3,403) consist of a deposit of $3,403 with the Ontario Ministry of Northern Development and Mines (MNDM) as security for reclamation and closure of the Phoenix Gold Project, and a deposit of $7,750 made in relation to certain power agreements the Company entered into to secure hydroelectric grid power requirements for the Phoenix Gold Project.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

9.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the year:

	Assets under Construction	Office Equipment	Mine-site Equipment	Leased Equipment	Mine-site Buildings	Total
	$	$	$	$	$	$
Cost
Balance, January 1, 2014	63,896	1,227	13,572	-	12,886	91,581
Additions	71,937	244	2,067	4,134	2,099	80,481
Transfers	(2,971)	-	-	-	2,971	-
Disposals	-	-	-	-	-	-
Balance, December 31, 2014	132,862	1,471	15,639	4,134	17,956	172,062
Additions	33,937	92	11	1,048	-	35,088
Transfers	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance, March 31, 2015	166,799	1,563	15,650	5,182	17,956	207,150
Accumulated depreciation
Balance, January 1, 2014	-	696	2,226	-	1,173	4,095
Depreciation for the year	-	258	1,083	413	722	2,476
Disposals	-	-	-	-	-	-
Balance, December 31, 2014	-	954	3,309	413	1,895	6,571
Depreciation for the period	-	53	300	167	194	714
Disposals	-	-	-	-	-	-
Balance, March 31, 2015	-	1,007	3,609	580	2,089	7,285
Carrying amounts
December 31, 2014	132,862	517	12,330	3,721	16,061	165,491
March 31, 2015	166,799	556	12,041	4,602	15,867	199,865

10.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Red Lake Ontario	Other Red Lake Properties Ontario	Nevada-Utah Properties USA	Total
	$	$	$	$
Balance, January 1, 2014	288,592	8,993	7,117	304,702
Costs incurred in the year	85,923	60	-	85,983
Balance, December 31, 2014	374,515	9,053	7,117	390,685
Costs incurred in the period	30,182	6	-	30,188
Balance, March 31, 2015	404,697	9,059	7,117	420,873

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2015	December 31, 2014
Trade payables	$10,173	$10,473
Construction holdbacks	2,299	2,067
Compensation payables	1,411	1,905
Accrued liabilities	22,847	26,556
Other	4	10
Total	$36,734	$41,011

12.	FINANCE LEASE OBLIGATION

The Company has finance lease obligations in respect of equipment at the Phoenix Gold Project. The lease agreements have a sixty month term, carry an incremental borrowing rate of 4.5% and allow the Company to purchase the assets at the end of the term for a nominal amount.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$1,057	$3,837	$4,894
Less amount representing interest	(181)	(305)	(486)
Finance lease obligation	$876	$3,532	$4,408

13.	GOLD STREAM FACILITY

On February 10, 2014, the Company entered into a Gold Stream Facility with Royal Gold pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter. In consideration, Royal Gold agreed to pay US$75,000 to the Company as a deposit on the purchase price.

As at March 31, 2015, the Company had received the full US$75,000 deposit.

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment.  In addition, the Company will receive a cash payment equal to 25% of the spot gold price. After the deposit has been drawn down to $nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

Upon expiry of the 40-year term of the agreement, any balance remaining unpaid relating to the deposit shall be refunded to Royal Gold.

Repayment of the deposit is secured against the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100,000 of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50,000 of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50,000 divided by US$50,000.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

13.	GOLD STREAM FACILITY (continued)

The following is a summary of the changes in the Company’s Gold Stream Facility:

	Total
	$
Balance, as at January 1, 2014		-
Funds advanced during the year		69,901
Fair value adjustments recorded in the year:
Foreign exchange		2,723
Other fair value adjustments		313
Balance, as at December 31, 2014		72,937
Funds advanced during the period		15,767
Fair value adjustments recorded in the period:
Foreign exchange		6,815
Other fair value adjustments		1,197
Balance, as at March 31, 2015		96,716

Other fair value adjustments represent the net effect on the Gold Stream Facility of changes in the variables included in the Company’s valuation model between the date of receipt of funds and the reporting date. These variables include loan accretion, risk free interest rate, forward gold price forecast, Company specific credit spread and expected gold ounces to be delivered.

As the Gold Stream Facility is denominated in US dollars, foreign exchange represents the effect of the change in the CAD/USD exchange rate between the date of receipt of funds and the reporting date.

14.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold Project. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability as of March 31, 2015 is $2,404 (December 31, 2014 - $2,263).

The estimated closure costs of the Phoenix Gold Project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 14 years from March 31, 2015, and then discounted back to the year-end using an estimate of the risk free rate as of March 31, 2015 of 1.36% (December 31, 2014 – 1.79%).  Accretion of the discount during the year was recorded to interest expense. The revision to the value of the future estimated liability, amounting to $133 (December 31, 2014 - $(595)), was recognized on March 31, 2015 with an offsetting amount added to exploration and evaluation assets.

Changes to this provision during the year are summarized as follows:

Balance January 1, 2014	$2,794
Accretion	64
Revision of estimate	(595)
Balance December, 31, 2014	2,263
Accretion	8
Revision of estimate	133
Balance March 31, 2015	$2,404

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

15.	SHARE CAPITAL

(a)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options:

	Three Months Ended March 31, 2015		Year Ended December 31, 2014
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of period	16,942,430	3.28	15,320,230	3.59
Granted	3,096,517	1.52	4,690,000	1.48
Exercised(1)	-	-	-	-
Forfeited/expired	(2,305,000)	5.11	(3,067,800)	2.05
Outstanding at end of period	17,733,947	2.74	16,942,430	3.28
Exercisable at end of period	10,600,765	3.50	11,779,097	4.00

(1) No options were exercised during the three months ended March 31, 2015 or the year ended December 31, 2014.

The following is a summary of outstanding stock options:
March 31, 2015
Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$1.13 - $1.46	716,653	1.23	3.52
$1.47 - $3.63	11,445,964	1.84	3.12
$3.64 - $4.53	3,119,030	3.98	1.65
$4.54 - $5.80	2,452,300	5.80	0.79
Total Stock Options	17,733,947	2.74	2.16

The fair value of stock options granted during the period, has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014(1)
Weighted average share price	$1.52	-
Weighted average exercise price	$1.52	-
Risk-free interest rate	1.14%	-
Expected life	3.7 Years	-
Expected volatility	69%	-
Expected dividend yield	0%	-

(1) No options were issued during the three months ended March 31, 2014.

During the three months ended March 31, 2015, the Company recorded share-based payments expense of $581 (March 31, 2014 - $240), in addition share-based payments of $45 (March 31, 2014 - $35) were capitalized to exploration and evaluation assets. The fair value of each stock option is accounted for over the vesting period of the stock options and the related credit is included in share-based payments.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

15.	SHARE CAPITAL (continued)

The risk-free interest rate assumption is based on Canadian government bonds with terms matching the expected life of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange over the recent past period equal to the expected life of the stock options.

The weighted average measurement date fair value of options granted during the three months ended March 31, 2015 was $0.77.  No options were granted during the three months ended March 31, 2014.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the share price.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the options granted, 400,000 stock options vested within 1 year of the grant date and the remaining 1,000,000 stock options (the “Performance Stock Options”) vest based on milestones related to certain of the Company’s objectives. As of March 31, 2015 500,000 of these Performance Stock Options are vested and 500,000 remain unvested. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.  These stock options are included in all the above stock option tables.

The fair value of the Performance Stock Options granted are estimated at the grant date using the Black Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized to subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the three months ended March 31, 2015 is $58 (March 31, 2014 - $58).

(b)	Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Three Months Ended March 31, 2015		Year Ended December 31, 2014
	Number of SARS	Weighted Average Exercise Price	Number of SARS	Weighted Average Exercise Price
		$		$
Balance at the beginning of the year	400,000	3.71	400,000	3.71
Granted	-	-	-	-
Exercised	-	-	-	-
Converted to stock options	-	-	-	-
Outstanding, end of the period	400,000	3.71	400,000	3.71
Exercisable, end of the period	400,000	3.71	400,000	3.71

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At March 31, 2015, the total liability outstanding for SARs calculated using the Black-Scholes option pricing model was $29 (December 31, 2014 - $24).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

15.	SHARE CAPITAL (continued)

(c)	Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,150.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share.  The proceeds are inclusive of an overallotment option which was fully exercised on closing.

Unit issuance costs were $7,672 including an underwriter’s commission of 5% of the gross proceeds.

Proceeds and related issue costs of the offering have been allocated between Share Capital and Warrant Reserve based on the pro-rata value of the underlying share and half warrant of the unit.  For the purposes of this allocation a share value on closing of the offering of $1.52 a Share and a Black-Scholes calculated value of $0.175 for each half Warrant were used. The assumptions used to value the Warrant include an expected life of one year, 81.5% volatility, a risk free rate of 1.04% and expected dividends of $nil.

All Warrants expired on March 12, 2015 unexercised.  Upon expiration all Warrants are transferred from the Warrant Reserve to Contributed Surplus.

(d) Flow-Through Share Offering

On July 23, 2014, the Company closed a public flow-through share offering of 7,060,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.70 per flow-through share for aggregate gross proceeds of $12,002. $10,943 was recorded in share capital and the remaining $1,059 representing the implied premium was recorded as flow-through share premium liability. In connection with the offering, the Company incurred share issuance costs of $757 including an underwriter’s commission representing 5% of the gross proceeds. As at December 31, 2014, the Company had spent the full gross proceeds of the offering of $12,002 on eligible expenditures and the full amount of the flow-through share premium liability has been reversed. The expenditures were renounced to investors in February 2015 with an effective renunciation date of December 31, 2014.

(e) Long-Term Incentive Plan

During the three months ended March 31, 2015, the Company granted 506,767 RSUs.  The amortized fair value of the RSUs at March 31, 2015 was $66 (December 31, 2014 - $nil).  During the three months-ended March 31, 2015, compensation expense recognized for the RSUs was $66 (three months ended March 31, 2014 - $nil).

During the three months ended March 31, 2015, the Company granted 1,480,263 PSUs.  The amortized fair value of the PSUs at March 31, 2015 was $278 (December 31, 2014 - $nil).  During the three months-ended March 31, 2015, compensation expense recognized for the PSUs was $278 (three months ended March 31, 2014 - $nil).

16.	CONSULTING AND PROFESSIONAL FEES

Consulting and professional fees for the three months ended March 31, 2015 include $nil (March 31, 2014 - $2,112) related to advisory and negotiation fees with respect to the Gold Stream Facility disclosed in note 13.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

17.	GENERAL AND ADMINISTRATIVE

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$	$
Insurance	95	100
Office and rent	268	128
Transfer agent and regulatory filing fees	114	96
Travel and accommodation	130	114
Other	1	2
Total	607	440

18.	INVESTOR RELATIONS

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$	$
Salaries and benefits	84	82
Travel and accommodation	24	19
Shareholder communication	26	28
Other	1	9
Total	135	138

19.	COMMITMENTS AND CONTINGENCY

(a)
At March 31, 2015, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold Project:

	March 31, 2015	December 31 2014
Less than 1 year	$12,386	$24,720
Between 1 and 2 years	1,256	1,336
Total	$13,642	$26,056

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

(c)
In February 2015 the Company entered into certain agreements necessary to secure the remaining hydroelectric grid power requirements for the Phoenix Gold Project once it enters production.  The cost to the Company as a result of these agreements is dependent on a number of factors including the cost to construct the required power line upgrades.  As of March 31, 2015 the estimated cost of these agreements is estimated to be between $9,300 and $23,100, of which $650 was paid during the three months ended March 31, 2015.  The balance remains unaccrued as it is contingent on uncertain future events.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
March 31, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

20.	SUBSEQUENT EVENTS

(a)	Flow-Through Share Offering

On April 9, 2015, the Company closed a bought deal private placement financing of 23,600,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.28 per flow-through share for aggregate gross proceeds of $30,208.  The gross proceeds from the offering will be used to incur eligible Canadian Exploration Expenses.

Share issue costs are estimated to be approximately $1,684 including an underwriter’s commission representing 5% of the gross proceeds.

(b)	Surety Bond and Reclamation Security Refund

On April 10, 2015 the Company replaced a restricted deposit with a surety bond in the amount of $3,482 as security for reclamation and closure obligations of the Phoenix Gold Project with the MNDM.  The annual premium of the surety bond is 2.75%.

The previously provided security of $3,403 for the reclamation and closure obligations, in the form of restricted deposits, was refunded to the Company on April 20, 2015.

(c)	Loan Facility

On May 12, 2015, the Company entered into a financing agreement with CPPIB Credit Investments Inc., a wholly-owned subsidiary of the Canadian Pension Plan Investment Board (“CPPIB”), for a US $50 million secured loan facility.  The loan facility has a five-year term that will mature on May 12, 2020, with the entire principal amount payable at maturity.  The loan facility bears an annual cash interest rate of 7.5%, compounded quarterly.  In consideration for the loan facility, the Company issued 10,000,000 warrants to CPPIB.  Each warrant gives the holder the right to purchase one common share in the Company for a price of $1.715 exercisable up to and including May 12, 2020.  The proceeds from the loan facility will be used for the development of the Phoenix Gold Project and for general working capital.